HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

The following discussion is management's assessment and analysis of the results of operations, cash flows and financial condition of HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company") on a consolidated basis for the three months and year ended ended March 31, 2023, and should be read in conjunction with the accompanying audited consolidated financial statements and related notes for the year ended March 31, 2023.

These documents and additional information regarding the business of the Company are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system maintained by the Securities and Exchange Commission (the "SEC") at www.sec.gov/EDGAR and the Company's website at www.hiveblockchain.com.  The preparation of financial data is in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all figures are reported in United States dollars unless otherwise indicated.

This Management's Discussion & Analysis contains information up to and including June 29, 2023.

BUSINESS OVERVIEW

HIVE Blockchain Technologies Ltd. is a growth-oriented company listed on the TSX Venture Exchange ("TSXV") and the NASDAQ Capital Markets Exchange ("NASDAQ").  Our primary business is operating data centres, the computing power of which is used for high performance computing ("HPC") and the mining of cryptocurrencies.  Because the Company substantially holds the Bitcoin and monetizes (or converts into Bitcoin) other cryptocurrencies that it derives from its mining operations, we view the Company as a bridge between the Bitcoin blockchain sector and traditional capital markets.  Our cryptocurrency assets provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of Bitcoin.

HIVE operates state-of-the-art "green" energy-powered data centre facilities in Canada, Sweden, and Iceland.  Our references to "green" energy are to our energy agreements with producers of hydroelectric power in Sweden and Canada, and hosting agreements with suppliers in Iceland where the hosting facilities are powered by hydroelectric or geothermal power.  Our facilities in each of these locations mainly produce newly minted Bitcoin continuously in the cloud.  One of our key objectives in locating our facilities where they are is to avoid using energy derived from fossil fuels, our facilities are connected to local power grids that are controlled by local authorities.  As a result, we do not control the sourcing of our power, which may include energy from any source on the grid.  The close proximity of our facilities to hydroelectric and geothermal based power generating plants, however, makes it highly probable that most or all of the energy we use for our data centres is coming from those hydroelectric and geothermal plants, which is the basis for our saying that our operations are "green."

Our major data centres are:

Sites	Approx. Hash Rate	Approx. MW Utilized	MW Capacity Available
New Brunswick, Canada owned facility	1,461 PH/s	56.0 MW	70.0 MW
Quebec, Canada leased facility	669 PH/s	28.0 MW	30.0 MW
Boden, Sweden leased facility	849 PH/s*	27.5 MW*	32.0 MW
Robertsfors, Sweden leased facility	92 PH/s	4.0 MW	4.0 MW
Notviken, Sweden leased facility	36 PH/s	1.5 MW	1.5 MW
Keflavik, Iceland hosted facility	158 PH/s	5.0 MW	5.0 MW
Blönduós, Iceland hosted facility	101 PH/s	5.0 MW	5.0 MW

* 6.5 MW are GPUs which produce approximately 296 PH/s of Bitcoin mining capacity, 21 MW are ASICs which produce 553 PH/s of Bitcoin mining capacity and the remainder is cooling and operations.

Currently, the majority of our data centre power is being utilized by HIVE to generate mining rewards that are paid in Bitcoin and occasionally other crypto currencies that we convert into Bitcoin.  We retain our Bitcoin in segregated, secure storage wallets with Fireblocks Inc. ("Fireblocks"), a third-party provider that specializes in secure crypto storage.  See "DIGITAL CURRENCY AND RISK MANAGEMENT" below.  We have not pledged or staked Bitcoin assets as collateral against debt or other obligations of any kind.  Our Bitcoin is not stored on any exchange.  Our Bitcoin is never "staked" (see definition of "Proof-of-Stake" below) or loaned to any third party.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

The Company recognizes revenue from the provision of transaction verification services, known as 'cryptocurrency mining', for which the Company receives digital currencies and records them at their fair value on the date received.

FISCAL 2023 FINANCIAL SUMMARY

	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022

Total revenue	$18,223,402	$49,783,515	$106,317,218	$211,184,029
Net (loss) income	(7,004,259)	(33,971,684)	(236,422,300)	79,622,129
Gross operating margin (1)	4,024,737	22,872,655	50,369,332	162,357,436

Basic (loss) income per share	$(0.08)	$(0.43)	$(2.85)	$1.02

Digital assets mined - BTC	792	787	3,258	2,368

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

The Company is a reporting issuer in each of the Provinces and Territories of Canada and is a reporting issuer under the Securities Exchange Act of 1934 in the United States.  The Company's shares are listed for trading on the TSXV, under the symbol "HIVE.V", as well as on the NASDAQ Capital Market under "HIVE" and on the Open Market of the Frankfurt Stock Exchange under the symbol "HBFA.F".  The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

DEFINED TERMS

ASIC:	An ASIC (application-specific integrated circuit) is a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer. In the context of digital currency mining ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.
Bitcoin or BTC:	Bitcoin refers to the native token of the Bitcoin network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.
Bitcoin Network:	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Blockchain:	A Blockchain is an immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are the largest examples of a public blockchain.
BuzzMiner:	A Bitcoin mining system developed by HIVE, using the Intel BlockScale ASIC, manufactured by an ODM which HIVE engaged, using aspects of the Intel Reference Design, with various improvements and optimizations and features implemented by HIVE (and unique to HIVE's BuzzMiner) including custom API calls, a software layer, operating modes at different ASIC frequencies, allowing HIVE to mine from 110 TH/s to 130 TH/s at different efficiencies, along with demand response functionality.
Ether or ETH or Ethereum:	Ether, ETH or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications. Ethereum, ETH and Ether are used interchangeably to refer to the cryptocurrency.
Ethereum Classic:	Ethereum Classic refers to the native token of the Ethereum Classic Network.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

GPU:	A GPU or Graphics Processing Unit, is a programmable logic chip (processor) specialized for display functions. GPUs have proven to be efficient at solving digital currency hashing algorithms.
Hashrate:	Hashrate is a measure of mining power whereby the expected revenue from mining is directly proportional to a miner's hashrate normalized by the total hashrate of the network.
Mining:

Mining refers to the provision of computing capacity (or hashing power) to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable) for each block generated.

Merge or Ethereum Merge:	The Merge refers to the shift in the Ethereum Blockchain from proof-of-work consensus to proof-of-stake consensus as of September 15, 2022.
Network Difficulty or Difficulty:	Network difficulty is a measure of how difficult it is to find a hash below a given target.
Proof-of-Work:

Under proof-of-work consensus, miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network.  The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.

Proof-of-Stake:

Under proof-of-stake consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.

Revaluation of Digital Currencies:	Refers to the recognition of fair value adjustments to digital currency holdings based on available market prices at a point in time.
SHA-256:

SHA-256 is a cryptographic Hash Algorithm.  A cryptographic hash is a kind of 'signature' for a text or a data file.  SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text.  The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin Cash.

OUTLOOK

Operations

In addition to our cryptocurrency mining operations, the Company has continued its efforts to upgrade and expand its facilities to enable HIVE to offer HPC to companies in the gaming, artificial intelligence and graphics rendering industries.

In late calendar 2022 and early 2023, in light of hikes in energy prices in Europe and relatively low Bitcoin prices, we found that energy re-sale opportunities in some circumstances provided better returns than using the energy for mining operations.  During these times, the Company engaged in re-selling a portion of the electric power it received from a national energy utility company in Sweden, pursuant to electric power supply agreements in place to achieve these higher returns.

COVID-19 and Upgrade Program

As it relates to the continuing impact from the COVID-19 virus, HIVE has enacted various measures to protect its employees and partners and prevent disruption to operations, in each case in alignment with local governments as well as national and international agency recommendations.  These policies include ceasing non-essential travel and having employees work remotely where possible.  The Company has been able to maintain normal uptime of its cryptocurrency mining operations and its data centres and its supply chain continues to operate with only minimal disruption.  The Company operates with a lean administrative structure and has few employees, as cryptocurrency mining is not a human capital-intensive industry.  The Company's data centres are located in sparsely populated areas near the Arctic Circle in Europe, in rural Quebec and in New Brunswick near the border of Maine.  Most management operations can be accomplished remotely, and any necessary equipment maintenance can be achieved by minimal staff utilizing personal protective equipment and maintaining physical distancing.  The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus and emerging variants and its effect on the broader global economy may have a significant negative effect on the Company.  While the precise impact of the COVID-19 virus on the Company remains unknown, the rapid spread of the COVID-19 virus and its variants may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

The Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine.  In Europe, natural gas is a primary source of energy for homes and industry.  Prior to the war, in 2020, Russia accounted for around 29% of crude oil and 43% of natural gas imports into the EU.  Following the invasion, energy prices in Sweden surged to record levels.  While it is impossible to predict what affect the war in Ukraine could have on the Company's operations in Sweden, our energy pricing is currently buffered partially by the ability to enter into forward energy agreements for the purchase of electricity.  These energy hedging contracts allow HIVE to have a contract to purchase a fixed quantity of power ("MW"), for a fixed period of time (number of months); this means, if the index spot price increases, HIVE can rely on a previously agreed upon fixed energy price to operate its digital asset mining operations.  Furthermore, HIVE monitors the hashrate economics of its operations to distill our earnings in dollars per megawatt-hour ("MWHR") from digital asset mining.  In the event that it may be more profitable for HIVE to sell back to the grid (since HIVE receives the proceeds of energy sold at index spot pricing, with the cost being the fixed price from the energy hedged contract), HIVE may elect to do so in favour of mining digital assets.  Our Swedish data centres utilizes approximately 37.5 MW of renewable hydroelectric energy, which represents approximately 25% of our global overall utilization of hydroelectric and geothermal energy.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

Ethereum Mining Industry Revenues of U.S. dollars per Day for each 1 Megahash per second of computing power;

August 1, 2021 - September 15, 2022

Source: bitinfocharts.com

  Ethereum mining with proof-of-work consensus ceased as of September 15, 2022, when the "Merge" took place and Ethereum shifted to proof-of-stake consensus, and consequently, revenues from Ethereum mining have no longer been available.  Leading up to this date, Ethereum mining economics were consistent between the $0.02 per Megahash per day to $0.03 per Megahash per day range.  Since then our GPU based machines have been repurposed to use a unique algorithm to optimize profitability in mining altcoins, which are paid out in Bitcoin.  After the Ethereum Merge, the Company's fleet of GPU based machines had been producing an equivalent of 350 PH/s to 400 PH/s of Bitcoin mining capacity.  This is in addition to the Bitcoin mining capacity from HIVE's ASIC fleet.  Therefore approximately 25 MW of HIVE's GPU based operating capacity had been receiving payout in Bitcoin.
  Using an optimization algorithm, HIVE is able to more profitably mine an assortment of coins with its GPU fleet, than if it was only mining a single coin (such as Ethereum Classic).  The assortment of coins which HIVE mines using its GPU fleet varies over time and is chosen on the basis of profit optimization.  As a consequence of the Company's technical advancements, we believe HIVE has a competitive edge in generating revenue from GPU machine based operations.  As of June 2023, HIVE's fleet of Nvidia GPU are generating approximately $60-$80/MWHR using a profit-switching algorithm, mining the most profitable alt-coin, from which HIVE is then paid in Bitcoin.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

Bitcoin Mining Industry Revenues of U.S. dollars per Day for each 1 Terahash per second of computing power:

April 1 2022 - June 15 2023

Source: bitinfocharts.com

  Bitcoin mining economics were steadily within a bearish range of approximately $0.06 to $0.09 per TH/s per day during the quarter (January to March 2023), with the Bitcoin price starting in the $17,000 range in early January then breaking onto the low $20,000 by the end of January and eventually rising to the $27,000 range in March.  However, this increase in Bitcoin price was matched by increases in the mining difficulty, which kept the Bitcoin mining hash price erange in the $0.065 to $0.08 per Terahash per second (“TH/s”) per day range for most of this quarter.

  We note, the break-even operating cost for miners depends on the electricity price as well as machine efficiencies, which have seen improvements with newer generation mining machines.  For example, at the Difficulty of 52.3 trillion (“T”) seen in June 2023 and a Bitcoin price of $30,000, an ASIC miner that has an efficiency of 30 Joules per Terahash (“J/TH”) can be expected to generate mining revenues of approximately $0.10 per kWh approximately, establishing the breakeven operating cost.  Under the same Difficulty and Bitcoin price, a miner that contains an ASIC with an efficiency of 40 J/TH can be expected to generate revenues of approximately $0.075 per kWh.  Therefore, as long as the operating costs of a miner in this example are below $0.075 per kWh, establishing the breakeven operating cost of those machines.  When there is enough downward pressure on profitability, it is generally the case that miners with higher electricity or operating costs and/or miners operating machines with lower efficiency with a higher breakeven price, will be not be able to operate profitably, and these miners may pause their operations, causing the network hashrate and the difficulty to decrease.

  In the period following the quarter end, notably in the month of May 2023, we did see a very strong rally in Bitcoin mining hash price to as much as $0.12 per TH/s per day, as a result of high transaction fees from the demand of Ordinals being inscribed of the Bitcoin blockchain, and BRC-20 projects being minted.  This is notable as Bitcoin price did not rally during this period, and in fact Difficulty continued to increase in May. Again, the increased profitability from mining during this period was a result of the network transaction fees.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

The average monthly Bitcoin market data from April 2022 to March 2023 was as follows:

	April	May	June	July	August	September
Bitcoin	2022	2022	2022	2022	2022	2022
Average price	$41,435	$31,713	$24,384	$21,539	$22,366	$19,805
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	931	919	911	893	950	926
Average daily difficulty (in millions)	28,561,641	30,502,528	29,992,443	28,752,118	28,365,699	31,533,645

	October	November	December	January	February	March	Average
Bitcoin	2022	2022	2022	2023	2023	2023	F2023
Average price	$19,651	$17,601	$16,950	$20,251	$23,299	$25,055	$23,671
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	968	895	908	966	953	970	932
Average daily difficulty (in millions)	34,809,688	36,843,488	35,063,080	36,279,360	39,902,165	44,321,920	33,743,981

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

The average monthly Bitcoin market data from April 2021 to March 2022 was as follows:

	April	May	June	July	August	September
Bitcoin	2021	2021	2021	2021	2021	2021
Average price	$57,207	$46,443	$35,845	$34,445	$45,709	$45,940
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	994	978	776	907	990	947
Average daily difficulty (in millions)	23,317,563	23,162,908	20,408,893	14,471,974	15,565,176	18,410,092

	October	November	December	January	February	March	Average
Bitcoin	2021	2021	2021	2022	2022	2022	F2022
Average price	$57,912	$60,621	$49,263	$41,114	$40,763	$41,966	$46,436
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	959	925	938	950	926	927	935
Average daily difficulty (in millions)	19,864,683	22,196,881	23,588,402	25,144,523	27,209,429	27,569,750	21,742,523

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

For reference, the following chart shows Bitcoin price vs Bitcoin miners' revenues (in Bitcoin block rewards and transaction fees) vs block difficulty* for the 24-month period from April 2021 to March 2023:

Source: Glassnode.com

* Block Difficulty - A relative measure of how difficult it is to find a new block. The difficulty is adjusted periodically as a function of how much hashing power has been deployed by the network of miners.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

The block reward is how new Bitcoin is "minted" or brought into the economy. These rewards, which started at 50 Bitcoin at inception of the network in 2009, halve every 210,000 blocks, with the halving that occurred on May 11, 2020, resulting in a reward of 6.25 Bitcoin per block vs 12.5 immediately prior to the halving.  The next halving which will reduce the reward to 3.125 Bitcoin per block is currently projected to happen in April 2024.

After the Spring 2024 halving event, the total number of Bitcoins available to miners per day will fall from 900 to 450 per day. HIVE is preparing for this by upgrading and expanding our fleet of miners. The Company recently purchased high performance 5,000 HIVE BuzzMiner Plus, 1,169 Bitmain S19j Pro, 3,600 Bitmain S19j Pro Plus and 1,100 S19 Pro XP mining rigs at low $/TH and J/TH to increase the efficiency of our global fleet.

Industry subject to evolving regulatory and tax landscape

Both the regulatory and tax landscape for digital companies is evolving.  The changing regulatory landscape applies to sectors that are based on blockchain, distributed ledgers, technology and the mining, use, sale and holding of tokens, or digital currencies, and the blockchain technology networks that support them.

Operating in an emerging industry, the Company must adapt to significant changes in regulatory, tax and industry rules and guidelines and obtain regulatory and tax advice from external global experts.  In addition, regulations and the rules, rates, interpretations, and practices related to taxes, including consumption taxes such as value added taxes ("VAT"), are constantly changing.

The Company's headquarters are in Vancouver, British Columbia, Canada and as such the Company is subject to the jurisdiction of the laws of the Province of British Columbia and the federal laws of Canada.  The Company intends to manage its data centres and trading operations from Bermuda in order to simplify tax expectations.

The Company also has assets in a variety of other countries and is subject to changes in political conditions and regulations within these markets.  Changes, if any, in policies or shifts in political attitude could adversely affect the Company's operations or profitability.  See "The Russian Invasion of Ukraine" above.

Operations may be affected in varying degrees by government regulations and decisions with respect to, but not limited to, restrictions on price controls, currency remittance, income and consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. Additionally, cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation, expectations with respect to the rate of inflation, and global or regional political or economic events.

On-going and future regulatory or tax changes, actions or decisions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations.  The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse.

For example, governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies.  Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency.  By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company's common shares.  Such a restriction could result in the Company needing to liquidate its cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The Company believes the present attitude towards blockchain technology, and the digital currency mining industry is increasingly unfavourable in many countries, but conditions may change.  Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income and other taxes, and environmental legislation.

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2")) received decision notice of assessments ("the decision(s)"), on December 28, 2022 and February 14, 2023 for Bikupa and Bikupa 2 respectively, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 337.9 million or approximately $32.4 million.  The assessments covered the period December 2020 to June 2022 for Bikupa, and the period April 2021 to June 2022 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

The Company has filed a formal appeal in connection with the Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023, decision was filed on March 10, 2023 by the Company.  The Company has engaged an independent legal firm in Sweden that has expertise in these matters to assist in the appeal process.  The Company does not believe that the decisions have merit because in our opinion and those of our independent advisors, the decisions are not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decisions.  In our opinion, the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statement that supports the Swedish Tax Agency's position.

It is not yet known when these disputes will be resolved; the due process following appeals and the court ruling could extend well beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.

If the Company is unsuccessful in its appeals, the full amount could be payable including other items such as penalties and interest that may continue to accrue to the Company. The Company will continue to assess these matters.

In the spring budget of 2023, the Swedish Parliament abolished the reduced energy tax for datacenters, effective as of July 1, 2023.  As a result of this decision, it is expected that the Company's cost of energy at its HIVE Sweden Facility will increase by 0.29 Swedish Krona ("SEK") per kWh.  Prior to the effective date of the abolishment of the energy tax reduction, HIVE's cost of energy at the HIVE Sweden Facility was approximately 0.30 to 0.50 SEK per kWh.  Revenues from HIVE's operations at these facilities typically ranges from 0.80 to 1.00 SEK per kWh.  The HIVE Sweden Facility currently represents approximately 24% of the Company's global production of Bitcoin per day.  Even with this change, we feel that the HIVE Sweden Facility has undertaken positive actions to reduce the negative impact through the supplemental power pricing arrangement that was entered into in order to fix 18 MW of electricity consumption for the months January through March 2023 at a set price, as well as 25 MW for the period April through June 2023, 24 MW for the period July through September 2023, and 18 MW for the period October through December 2023, at set prices.  These set prices allow the facility to operate profitably in today's market economics, at times when other facilities who buy all their energy at spot prices may otherwise be unprofitable.  The Company has been and will continue to explore strategies in minimizing the impact of increases in energy costs.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures.  These tax measures include restricting the ability of cryptocurrency mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada.  The Company expects that the restriction on the Company's ability to claim back its consumption taxes, namely the Goods and Services Tax and Harmonized Sales Tax, which apply at combined rates from 5% to 15.0% on the cost of goods and services, could significantly add to the Company's ongoing operating costs and the costs of its capital expenditures and imports into Canada.  The measures obtained royal assent on June 22, 2023, and at this time, the Company is still assessing how such proposals, once effective (as presented or as may be amended) may impact the Company's operations.

INTEL SUPPLY AGREEMENT

On March 7, 2022, the Company entered into a Supply Agreement with Intel Corporation for the purchase of its new generation of application specific integrated circuits ("ASICs") designed specifically for processing SHA-256 cryptographic hash functions and associated software, known as Intel's "Blockscale".

The Company has also entered into a manufacturing agreement with an original design manufacturer ("ODM") that has expertise in electronics manufacturing and experience manufacturing integrated systems for Intel.  The ODM integrated Intel's Blockscale ASICs into an air-cooled Bitcoin mining system.  The Company's engineering team drew on its expertise in hardware and software implementation and worked closely with Intel and the ODM partner on the systems integration.  The majority of these miners have been delivered and the remaining units are expected to be delivered in the coming quarter.  This target reflects a revised hashrate from previous estimates, as the Company has adjusted capital allocation targets for the interim period, focusing on near term growth.

Intel has since discontinued the Blockscale chip program.

GPU ATLANTIC ACQUISITION

On April 15, 2021, the Company completed the acquisition of 100% of the common shares of GPU Atlantic.  In consideration for 100% of GPU Atlantic, the Company paid total consideration of 1,000,000 common shares of the Company ("Closing Shares") on closing valued at a total of $18.6 million (C$23.3 million).  200,000 of the Closing Shares were allocated to a holdback subject to an earn-out payable upon meeting certain earn-out conditions.  All 200,000 common shares allocated to the holdback were issued as of March 31, 2022.

Upon acquisition GPU Atlantic had a 50 MW data centre campus located in New Brunswick, Canada, which has been expanded to 70 MW currently.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

Current assets	$671,709
Plant and equipment	12,898,994
Land	662,910
Buiding	4,576,290
Sales taxes refunds	75,780
Intangible assets*	696,192
Goodwill**	13,154,585
Accounts payable	(3,198,591)
Long-term debt	(10,978,065)
Net assets acquired	$18,559,804

Consideration paid	Contingent to April 15, 2021	Closing to March 31, 2022
Closing common shares - 800,000	15,174,278	15,174,278
Milestone common shares - 200,000	3,385,526	2,017,054
Total consideration	$18,559,804	$17,191,332

As part of the transaction, the Company also acquired a $10,978,065 (C$13,639,249) term loan included in the long-term debt acquired.

* Intangible assets represent an internally generated mining monitoring, tracking and generating software.

** Goodwill represents expected synergies, future income growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on the acquisition is expected to be deductible for tax purposes. At the year ended March 31, 2022, the goodwill was fully impaired.

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period.  The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of identifiable intangible assets acquired, and residual goodwill.  Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company's consolidated financial statements and, depending on the nature of the adjustments, other periods after the period of acquisition could also be affected.

INVESTMENT IN VALOUR

On April 21, 2021, the Company completed a share swap transaction with Valour Inc. ("Valour") (formerly DeFi Technologies Inc.), pursuant to which HIVE received 10,000,000 common shares of Valour, in exchange for 800,000 common shares of the Company, valued at C$16.0 million.

CONVERTIBLE DEBENTURE

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global, but the transaction was exempt from the formal valuation and minority approval requirements in Multilateral Instrument 61-10 Protection of Minority Holders in Special Transactions, because the fair market value of the transaction did not exceed 25% of the Company's market capitalization.

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures were issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share.  Interest is payable monthly, and principal is payable quarterly.  In addition, U.S. Global was issued 5 million common share purchase warrants (the "January 2021 Warrants").  Each five whole January 2021 Warrants entitles U.S. Global to acquire one common Share at an exercise price of C$15.00 per Share for a period of three years from closing.  The Company has been paying down this debt on a quarterly basis and the total debt as of year ended March 31, 2023 is $8.3 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

AT-THE-MARKET EQUITY PROGRAM

On February 2, 2021, the Company entered into an equity distribution agreement ("2021 Equity Distribution Agreement") with Canaccord Genuity Corp.  Under the 2021 Equity Distribution Agreement, the Company was provided the option to sell up to $100 million of common shares in the capital of the Company at their discretion (the "2021 ATM Equity Program").  The termination of the 2021 ATM Equity Program was effective as of March 8, 2022.

For the year ended March 31, 2022, the Company issued 2,174,500 common shares (the "2021 ATM Shares") pursuant to the 2021 ATM Equity Program for proceeds of C$43,588,175 ($34,956,134).  The 2021 ATM Shares were sold at prevailing market prices, for an average price per 2021 ATM Share of C$19.44.  Pursuant to the 2021 Equity Distribution Agreement, a cash commission of $1,048,683 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2021 Equity Distribution Agreement.

The Company used the net proceeds from the 2021 Equity Distribution Agreement for the purchase of data centre equipment, strategic investments especially in building our BTC assets on our balance sheet and ended the year ended March 31, 2022, with 2,596 BTC, and general working capital.

On September 2, 2022, the Company entered into an equity distribution agreement ("2022 Equity Distribution Agreement") with H.C. Wainwright & Co., LLC.  Under the 2022 Equity Distribution Agreement, the Company was provided the option to sell up to $100 million of common shares in the capital of the Company at their discretion (the "2022 ATM Equity Program").  The 2022 Equity Distribution Agreement was terminated as of February 6, 2023.

For the year ended March 31, 2023, the Company issued 1,306,476 common shares (the "2022 ATM Shares") pursuant to the 2022 ATM Equity Program for gross proceeds of $3,941,736.  The 2022 ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.01.  Pursuant to the 2022 Equity Distribution Agreement, a cash commission of $119,983 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2022 Equity Distribution Agreement.

The Company is using the net proceeds from the 2022 Equity Distribution Agreement for the purchase of data centre equipment, strategic investments especially in building BTC assets on our balance sheet and ended the March 31, 2023, period with 2,332 BTC, and general working capital.

BOUGHT-DEAL PRIVATE PLACEMENT

On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole bookrunner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters agreed to purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115,023,000 (the "Offering").

On January 11, 2022, each Special Warrant was deemed to be converted into one unit, with each unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "January 2022 Warrant").  Each January 2022 Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share.  The funds were used to expand our BTC production and data centre build-out.

BOREALIS HOSTING AGREEMENT

On November 25th, 2021, HIVE Blockchain Iceland ehf. entered into a service agreement with Borealis Data Park ehf, for the hosting of equipment in Iceland.  The agreement enables the hosting of approximately 1,200 new generation Bitcoin miners, or 4.5 MW of capacity, over a period of 36 months, using green (hydroelectric and geothermal based) energy.  The completion of the Borealis facility, and subsequent installation of HIVE ASIC miners, resulted in the hashrate coming online in March 2022.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

SHARE CONSOLIDATION

On May 24, 2022, the Company underwent a consolidation of the Common Shares (the "Consolidation") on the basis of five pre-consolidation Common Shares for one post-consolidation Common Share.  Unless otherwise stated, all references to Common Shares in this MD&A are to post-Consolidation Common Shares.

CONSOLIDATED RESULTS OF OPERATIONS ON A QUARTERLY BASIS

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
				Restated

Revenue	$17,994,688	$14,318,711	$29,596,579	$44,178,526	$49,783,515
Other revenue	228,714	-	-	-	-
	18,223,402	14,318,711	29,596,579	44,178,526	49,783,515

Operating and maintenance	(14,198,665)	(10,702,734)	(13,656,022)	(17,161,751)	(26,910,860)
Depreciation	(11,315,487)	(20,339,869)	(24,322,657)	(25,752,181)	(35,503,723)
	(7,290,750)	(16,723,892)	(8,382,100)	1,264,594	(12,631,068)

Gross operating margin	4,024,737	3,615,977	15,940,557	27,016,775	22,872,655
Gross operating margin % (1)	22%	25%	54%	61%	46%
Gross margin %	(40%)	(117%)	(28%)	3%	(25%)

Revaluation of digital currencies (2)	9,616,399	(5,997,397)	(2,355,177)	(72,154,408)	1,082,011
(Loss) gain on sale of digital currencies	5,351,016	-	13,780	(7,189,465)	(30,908)

General and administrative	(3,392,301)	(3,249,241)	(3,235,958)	(3,365,316)	(4,313,365)
Foreign exchange (loss) gain	(4,205,884)	2,016,130	7,091,390	(3,656,510)	6,333,881
Share based compensation	(2,921,580)	(2,555,494)	(1,947,912)	(953,362)	(1,279,573)
Unrealized gain (loss) on investments	(2,675,244)	(1,072,985)	(1,000,600)	(8,683,081)	(13,073,179)
Change in fair value of derivative liability	(389,655)	714,966	(192,150)	4,371,195	3,812,361
Impairment of goodwill and intangibles	-	-	-	-	(13,330,029)
Impairment of equipment	1,007,154	(38,843,658)	(26,236,544)	(6,336,558)	-
Impairment of deposits	-	(22,653,287)	-	(4,678,000)	-
Gain (loss) on sale of mining assets	(117,996)	(1,292,039)	15,401	-	2,206,531
Other (expenses) income	(380,754)	239,852	-	-	-
Change in fair value of contingent consideration	-	-	-	-	404,489
Finance expense	(773,665)	(1,004,023)	(938,697)	(989,514)	(736,835)
Tax (expense) recovery	(831,000)	411,000	131,000	-	(2,416,000)
Net (loss) income from continuing operations	$(7,004,259)	$(90,010,068)	$(37,037,567)	$(102,370,406)	$(33,971,684)

EBITDA (1)	$5,915,892	$(69,077,176)	$(11,907,213)	$(75,628,711)	$4,684,874
Adjusted EBITDA (1)	$(1,278,430)	$1,549,733	$18,809,169	$4,122,403	$11,789,084

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory.  When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

RESULTS FOR THREE MONTHS ENDED MARCH 31, 2023 COMPARED TO THREE MONTHS ENDED MARCH 31, 2022

Revenue:

  Revenue and other revenue was $18.2 million for the current period compared to $49.8 million in the prior period. The decrease was primarily driven by the Company's digital asset mining revenue, where the Company mined 792 BTC and nil ETH and generated $18.0 million compared to 787 BTC and 6,325 ETH in the comparative prior period and generated $49.8 million. The main reason for the decrease is due to the Bitcoin price decrease and increase in network difficulty versus the comparative period, combined with the Company not mining Ether since the merge on September 15, 2022.

  The Company's HPC business contributed $0.2 million compared to $nil in the prior period.

Cost of sales:

  Operating and maintenance costs were $14.2 million for the current period compared to $26.9 million in the prior period. These costs consist of fees paid to suppliers including local electricity providers, as well as service providers to operate our data centres which includes daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment. The main reason for the decrease is due to curtailments at the New Brunswick, Canada data centre at management's discretion to mitigate high energy prices and cost recovery from balancing the grid during the period.

  Depreciation is $11.3 million for the current period compared to $35.5 million in the prior period. Depreciation is mainly related to the Company's data centre equipment and right of use assets.  The decrease is mainly attributed to the impairment taken on plant and equipment during the interim periods in the current fiscal year of $70.4 million resulting in a lower fixed asset base in the current period to depreciate.

Gross operating margin and gross margin:

  The gross operating margin was $4.0 million in the current period compared to $22.9 million in the prior period. Gross operating margin is directly impacted by digital currency prices and network difficulties as this impacts revenue from mining operations. The decrease is mainly attributed to the decrease in Bitcoin price and increase in the Bitcoin network difficulty versus the prior year, combined with the Company not mining Ether since the merge on September 15, 2022.

  The gross margin was a loss of $7.3 million in the current period compared to a loss of $12.6 million in the comparative prior period. The increase is mainly due to a decrease in electricity costs and depreciation offset with lower revenue from mining operations as discussed above.

Revaluation of digital currencies:

  The Company recorded a non-cash gain of $9.6 million related to the quarterly revaluation of its portfolio of digital currencies as a result of an increase in the price of Bitcoin.

Gain on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $19.7 million during the current period and the Company recognized a gain on sale of $5.3 million in relation to the sale of digital currencies with a cost base of $14.4 million compared to proceeds of $38.4 million and recognizing loss on sale of $9.6 million with a cost base of $48.0 million in the prior period.

Other items:

  General and administrative expenses were $3.4 million in the current period compared to $4.3 million in the prior period. Office and administrative expenses decreased by $0.8 million, and advisory and consulting expenses decreased by $0.3 million, which was offset by increases in marketing expenses by $0.2 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated
  Foreign exchange loss was $4.2 million in the current period compared to a gain of $6.3 million in the prior period due to the movement in exchange rates. The Company operates in multiple jurisdictions and is exposed to foreign currency fluctuations.

  Share based compensation expense was $2.9 million in relation to the options and restricted share units vested in the period compared to $1.3 million in the prior comparative period.

  Unrealized loss on investments was $2.7 million compared to an unrealized loss of $13.1 million in the prior period. The Company holds a number of non-material investments some of which are traded in the active markets which fluctuate from time to time in value. The Company has not purchased or sold any investment holdings in the current period.

  Change in fair value of derivative liability was a loss of $0.4 million compared to gain of $3.8 million in the prior period. The derivative component is re-valued each reporting period using the Black-Scholes option pricing model. The main reason for the change is due to the increase in the Company's stock price at the current period end compared to the prior period.

  Impairment of goodwill and intangibles was $nil in the current period compared to $13.3 million in the prior period. In the prior period, the Company tested the goodwill arising from the Atlantic acquisition for impairment, and as a result, the Company recorded impairment of $13.1 million to goodwill, and $0.2 million to intangible assets. There were no indicators of impairment of the intangible assets in the current period.

  Impairment of equipment was a change of $1.0 million in the current year compared to $nil in the prior year. The change was due to the translation of the Company's Canadian subsidiaries and fluctuation in currencies.

  Loss on disposal of mining equipment was $0.1 million compared to a gain on disposal of mining equipment of $2.2 million in the prior period.

  Change in fair value of contingent consideration was $nil in the current period compared to $0.4 million in the prior period. The Company had 200,000 common shares of the Company allocated to a holdback related to the Atlantic acquisition to be earned-out upon delivery of certain earn-out conditions.  All 200,000 common shares allocated to the holdback were issued as of March 31, 2022.

  Finance expense was $0.8 million in the current period compared to $0.7 million in the prior period. This includes interest and accretion on the convertible debt, interest on lease liabilities and loans payable.

  Tax expense was $0.8 million in the current period compared to an expense of $2.4 million in the prior period. The main reason for the decrease was due to the change in deferred tax liability at period end.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

CONSOLIDATED RESULTS OF OPERATIONS ON A PERIOD END BASIS

	Year ended March 31,
	2023	2022

Revenue	$106,088,504	$209,608,646
Hosting revenue	-	1,575,383
Other revenue	228,714	-
	106,317,218	211,184,029

Operating and maintenance	(55,719,172)	(47,251,210)
Depreciation	(81,730,193)	(67,021,722)
	(31,132,147)	96,911,097

Gross operating margin	50,598,046	162,357,436
Gross operating margin % (1)	48%	77%
Gross margin %	(29%)	46%

Revaluation of digital currencies (2)	(70,890,583)	24,579
(Loss) gain on sale of digital currencies	(1,824,650)	51,282

General and administrative	(13,242,816)	(10,952,939)
Foreign exchange gain	1,245,126	3,297,820
Share based compensation	(8,378,348)	(6,753,250)
Unrealized loss on investments	(13,431,910)	(837,822)
Change in fair value of derivative liability	4,504,356	10,751,225
Change in fair value of contingent consideration	-	1,368,472
Impairment of goodwill and intangibles	-	(13,330,029)
Impairment of equipment	(70,409,606)	-
Impairment of deposits	(27,331,287)	-
Gain on sale of subsidiary	-	3,171,275
(Loss) gain on sale of mining assets	(1,394,634)	2,206,531
Other expenses	(140,902)	-
Finance expense	(3,705,899)	(3,870,112)
Tax expense	(289,000)	(2,416,000)
Net (loss) income from continuing operations	$(236,422,300)	$79,622,129

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

RESULTS FOR THE YEAR ENDED MARCH 31, 2023 COMPARED TO YEAR ENDED MARCH 31, 2022

Revenue:

  Revenue was $106.1 million for the current year compared to $209.6 million in the prior year. The decrease was driven by the Company's digital asset mining revenue. The main reason for the decrease is due to the Bitcoin price decrease and increase in network difficulty offset by the increase in the Company's hashrate combined with the Company not mining Ether since the merge on September 15, 2022.
  The Company had hosting revenue of $1.6 million in the prior year from the business operations of our two Canadian data centres located in Quebec and New Brunswick.  The last of these hosting agreements were terminated in July 2021.

Cost of sales:

  Operating and maintenance costs were $55.8 million for the current year compared to $47.3 million in the prior year. These costs consist of fees paid to suppliers including local electricity providers, as well as service providers to operate data centres that includes daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment. The main reason for the increase is completion of the New Brunswick, Canada data centre earlier in FY2023, thereby increased energy cost as a result of the expanded capacity and the hosting costs for the Borealis facility in Iceland that came online in March 2022.
  Depreciation is $81.7 million for the current year compared to $67.0 million in the prior year. Depreciation is mainly related to the Company's data centre equipment and right of use assets.  The increase is mainly attributed to the additions on plant and equipment and changing the useful life of certain GPU machines because of the ETH merge from proof-of-work to proof-of-stake which occurred on September 15, 2022.  As a result, the Company changed the useful economic life of these assets from 4 years to 2 years.  The Company recorded accelerated depreciation of these assets during the current financial year.

Gross operating margin and gross margin:

  The gross operating margin was $50.6 million in the current year compared to $163.9 million in the prior year. Gross operating margin is directly impacted by digital currency prices and network difficulties as this impacts revenue from mining operations. The decrease is mainly attributed to the decrease in Bitcoin price and an increase in the Bitcoin network difficulty versus the prior year combined with the Company not mining Ether since the merge on September 15, 2022.
  The gross margin was a loss of $31.1 million in the current year compared to a profit of $96.9 million in the comparative prior year. The decrease is mainly due to the increase in depreciation and decrease in Bitcoin price and the Bitcoin network difficulty as discussed above.

Revaluation of digital currencies:

  The Company recorded a non-cash loss of $70.9 million related to the quarterly revaluation of its portfolio of digital currencies as a result of the decrease in the price of digital currencies.

Gain on sale of digital currencies:

  The Company sold digital currencies and received fiat proceeds of $122.4 million during the current year and recognized a loss on sale of $16.9 million in relation to the sale of digital currencies with a cost base of $139.3 million compared to fiat proceeds of $117.2 million and recognizing a gain on sale of $7.1 million with a cost base of $110.1 million in the prior year.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

Other items:

  General and administrative expenses were $13.2 million in the current period compared to $11.0 million in the prior year. Travel expenses increased by $0.5 million as management attended various conferences with the effects of COVID-19 easing; management fees increased by $0.3 million; marketing expenses increased by $0.4 million; and professional fees and advisory and consulting expenses increased by $1.1 million attributable to higher costs associated with audits, external experts to assist with financial compliance services, quarterly review of filings, costs associated with our at the market offering, and legal fees to navigate our global scope and all of the changing regulations that the Company is exposed to.

  Foreign exchange gain was $1.2 million in the current year compared to a gain of $3.3 million in the prior year due to the movement in exchange rates. The Company operates in multiple jurisdictions and is exposed to foreign currency fluctuations.

  Share based compensation expense was $8.4 million in relation to the options and restricted share units vested in the period compared to $6.8 million in the prior comparative year.

  Unrealized loss on investments was $13.4 million compared to an unrealized loss of $0.8 million in the prior year. The Company holds a number of non-material investments some of which are traded in the active markets which fluctuate from time to time in value. The Company has not purchased or sold any investment holdings in the current year.

  Change in fair value of derivative liability was $4.5 million compared to $10.8 million in the prior period. The derivative component is re-valued each reporting period using the Black-Scholes option pricing model. The main reason for the change has been due to the change in the Company's stock price at year end compared to the prior year end.  The Company has been repaying the balance of the convertible loan amount over the year.

  Change in fair value of contingent consideration was $nil in the current year compared to $1.4 million in the prior year. The Company had 200,000 common shares of the Company allocated to a holdback related to the Atlantic acquisition to be earned-out upon delivery of certain earn-out conditions.  All 200,000 common shares allocated to the holdback were issued as of March 31, 2022.

  Impairment of goodwill and intangibles was $nil in the current year compared to $13.3 million in the prior year. In the prior year, the Company tested the goodwill arising from the Atlantic acquisition for impairment, and as a result, the Company recorded impairment of $13.1 million to goodwill, and $0.2 million to intangible assets. There were no indicators of impairment of the intangible assets in the current year.

  Impairment of equipment was $70.4 million in the current year compared $nil in the prior year. The Company determined that indicators of impairment existed for its equipment due to the depressed mining economics, specifically the decline in the price of Bitcoin throughout the current year, and the Ethereum Merge. The Company noted that the carrying value exceeded the recoverable amount of its mining equipment and recorded a non-cash impairment charge.

  Impairment on deposits was $27.3 million in the current year compared to $nil in the prior year.  The Company determined that indicators of impairment existed for its equipment deposits due to the depressed mining economics, specifically the decline in the price of Bitcoin throughout the current year, from when it had contracted for the equipment. The Company noted that the carrying value exceeded the recoverable amount of its deposits on equipment and recorded a non-cash impairment charge.
  Loss on disposal of equipment was $1.4 million in the current year compared to a gain on disposal of mining equipment of $2.2 million in the prior year due to the condition of the miners and the relatively weaker resale market compared to the prior year.

  Finance expense was $3.7 million in the current year compared to $3.9 million in the prior year. This includes interest and accretion on the convertible debt, interest on lease liabilities and loans payable.

  Tax expense was $0.3 million in the current year compared to an expense of $2.4 million in the prior year. The main reason for the decrease was due to the change for deferred tax liability at year end due to lower taxable income and tax attributes available in certain jurisdictions.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

CONSOLIDATED BALANCE SHEET

The following is a summary of key balance sheet items:

	Year ended March 31,
	2023	2022
Cash	$4,372,837	$5,318,922
Amounts receivable and prepaids	9,353,875	6,758,017
Investments	2,866,181	17,000,742
Digital currencies	65,899,449	170,000,412
Plant and equipment	87,228,302	177,542,744
Long term receivable	5,814,779	3,036,274
Deposits, net of provision	9,541,822	59,693,744
Right of use asset	10,973,183	12,587,882
Goodwill and intangible asset	67,119	335,594
TOTAL ASSETS	$196,117,547	$452,274,331

Accounts payable and accrued liabilities	9,353,631	12,376,825
Current portion of lease liability	2,330,341	2,164,658
Term loan	7,138,945	9,375,244
Loans payable	1,224,102	1,224,102
Current income tax liability	1,846,102	1,013,803
Convertible loan - liability component	4,728,684	5,599,007
Convertible loan - derivative component	481,998	4,986,354
Loans payable	11,853,946	14,468,237
Lease liability	8,138,067	10,484,536
Deferred tax liability	206,000	1,529,000
TOTAL LIABILITIES	$47,301,816	$63,221,766

Cash

  Cash as at March 31, 2023, was $4.4 million, a decrease of $0.9 million from the prior year. Refer to the Liquidity and Capital Resources section below for details on changes in cash.

Amounts receivable and prepaids

  Amounts receivable and prepaids increased by $2.6 million from the prior year mainly due to increase in sales taxes receivable and advance payments on annual expenses such as insurance.

Investments

  The Company holds a number of non-material investments some of which are traded in the active markets which fluctuate from time to time in value. Investments decreased by $14.1 million from the prior year mainly due to a mark to market on these investments. The Company has not purchased or sold any investment holdings in the current year.

Digital currencies

  Digital currencies at March 31, 2023 mainly consisted of 2,332 Bitcoin (March 31, 2022 - 2,596). The decrease in digital currencies was partially due to a decrease in Bitcoin price, which was $28,204 at March 31, 2023 compared to $45,327 at March 31, 2022. In addition, the Company held $nil Ether at March 31, 2023 compared to 16,165 Ether held at March 31, 2022 valued at $52.3 million.

Plant and equipment

  Plant and equipment decreased by $90.3 million mainly due to impairment on equipment of $70.4 million and depreciation of $79.0 million offset by the additions during the year.

Long term receivable

  Long term receivable consists of value added tax receivables and receivable on the sale of a subsidiary. These value added tax receivables are related to an ongoing value added review process and increased as a result of regular filings done with the tax authorities.

Deposits

  Deposits mainly consist of equipment deposits and the decrease is due to the receipt of equipment during the year and to an impairment on equipment deposits of $27.3 million based on the efficiency of machines expected and market price decreases since the equipment was contracted as a result of the decrease in Bitcoin price over the year.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

Right of use assets

  Right of use assets decreased mainly due to depreciation expense of $2.5 million offset by an increase of $0.9 million from extensions taken on currently leased property.

Goodwill and intangibles

  The Company's goodwill and intangibles relates to the remaining portion of a favorable supply arrangement intangible. The decrease is due to depreciation of $0.3 million.

Accounts payable and accrued liabilities

  Accounts payable and accrued liabilities decreased by $3.0 million mainly due to the timing of payments to vendors and payment of a holdback related to completion of the New Brunswick data centre during the year.

Term loan

  As part of the Atlantic acquisition the Company acquired a term loan.  The facility bears interest at 3.33% per annum and has a maturity date of June 30, 2024.  The term loan decrease of $2.2 million is a result of the repayment of principal amounts during the year.

  The term loan has financial ratios and minimum tangible asset covenants that must be maintained by HIVE Atlantic Datacentres Ltd.  As at March 31, 2023 the covenant to maintain a ratio of total debt to tangible net worth equal to or less than 2:1 was not met.  The outstanding balance is presented as a currently liability as at March 31, 2023.  The lender has provided a waiver of this covenant breach and has not requested early repayment of the loan as of the date when these financial statements were approved by the Board of Directors.  The term loan includes an unlimited guarantee from the Company.

Current income tax liability

  The Company's current income tax liability increased by $0.8 million as a result of taxable income in its operations in Sweden and Canada after the use of its tax attributes within those jurisdictions compared to the prior year.

Convertible loan

  The convertible loan liability component decreased by $0.9 million as a result of repayments toward the principal portion of the loan during the year.

  The convertible loan derivative component is re-valued each reporting period using the Black-Scholes option pricing model. The main reason for the decrease of $4.5 million has been due to the change in the Company's stock price at year end compared to the prior year.  The Company has been repaying the principal portion of the convertible loan amount quarterly over the year.

Loans payable

  The Company incurred a loan as part of the sale of the net assets of Boden Technologies AB. The loan facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035.  The decrease of $2.6 million is due to repayments toward the principal portion of the loan and a foreign exchange gain on the loan amount as result of fluctuation of currencies.

Lease liability

  The lease liabilities decreased by $2.2 million mainly as result of lease payments made during the year.

Deferred tax liability

  The Company's deferred tax liability decreased by $1.3 million due to having sufficient tax attributes to offset the deferred tax liability recognized at March 31, 2022.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

SUMMARY OF QUARTERLY RESULTS

The following tables summarize the Company's financial information for the last eight quarters in accordance with IFRS:

				Restated
	Q4 2023	Q3 2023	Q2 2023	Q1 2023
	$	$	$	$
Revenue	18,223,402	14,318,711	29,596,579	44,178,526
Net loss	(7,004,259)	(90,010,068)	(37,037,567)	(102,370,406)
Basic loss per share	(0.08)	(1.09)	(0.45)	(1.24)
Diluted loss per share	(0.08)	(1.09)	(0.45)	(1.24)

		Restated	Restated	Restated
	Q4 2022	Q3 2022	Q2 2022	Q1 2022
	$	$	$	$
Revenue	49,783,515	68,844,789	53,573,052	38,982,673
Net (loss) income	(33,971,684)	51,192,586	38,927,566	23,473,661
Basic (loss) income per share	(0.43)	0.66	0.51	0.31
Diluted (loss) income per share	(0.43)	0.62	0.49	0.30

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning revenue from digital currency mining in mid-September 2017.  The Company is reliant on external financing to take advantage of growth opportunities while preserving its cryptocurrency assets.  The Company's ability to continue as a going concern is dependent on the Company's ability to efficiently mine and liquidate digital currencies.

As at March 31, 2023, the Company had a working capital balance of $60.6 million (March 31, 2022 - $172.9 million) and has sufficient cash to fund its current operating and administrative costs.

The net change in the Company's cash position as at March 31, 2023 as compared to March 31, 2022 was a decrease of $0.9 million as a result of the following cash flows:

  Cash provided by operating activities of $44.8 million;
  Cash used in investing activities of $40.9 million related to the purchase of equipment, and deposits on equipment; and
  Cash used in financing activities of $4.6 million for lease and debt payment offset by funds raised of $3.8 million from share issuances.

As at March 31, 2023, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows:

	Contractual cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable	$6,992,032	$6,992,032	$-	$-	$-
Term loan	7,138,945	7,138,945	-	-	-
Convertible loan	9,352,425	3,586,888	5,765,537	-	-
Lease commitments	11,785,874	2,863,593	5,657,908	3,017,765	246,608
Loans payable and interest	15,763,395	1,389,988	2,691,267	2,572,990	9,109,150
Total	$51,032,671	$21,971,446	$14,114,712	$5,590,755	$9,355,758

DIVIDENDS

The Company has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Company will be entitled to an equal share in any dividends declared and paid on a per share basis.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

OUTSTANDING SHARE DATA

At March 31, 2023 and at the date of this report, the following securities were outstanding:

Total Outstanding as of:	March 31, 2023	Date of this report:	Exercise price range:
Shares outstanding	84,172,711	84,668,111
Restricted Share Units	1,928,530	1,913,630
Stock options	3,073,415	3,073,415	C$1.35 - C$25.35
Warrants	3,573,727	3,323,727	C$15 - C$30.00

RECONCILIATIONS OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-IFRS measures in this document.  The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Gross Operating Margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross operating margin to evaluate the Company's performance and its ability to generate cash flows and service debt.  The gross operating margin is defined as total revenue less direct cash costs, being operating and maintenance costs.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides illustration of the calculation of the gross operating margin for the last five quarters:

Calculation of Gross Operating Margin:	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022

Revenue (1)	$18,223,402	$14,318,711	$29,596,579	$44,178,526	$49,783,515
Less:
Operating and maintenance costs:	(14,198,665)	(10,702,734)	(13,656,022)	(17,161,751)	(26,910,860)
Gross Operating Margin	$4,024,737	$3,615,977	$15,940,557	$27,016,775	$22,872,655

Gross Operating Margin %	22%	25%	54%	61%	46%

(1) As presented on the statements of income (loss) and comprehensive income (loss).

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

EBITDA & Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for by removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

The following table provides illustration of the calculation of EBITDA and Adjusted EBITDA for the last five quarters:

Calculation of EBITDA & Adjusted EBITDA:	Q4 F2023	Q3 F2023	Q2 F2023	Restated Q1 F2023	Q4 F2022
Net (loss) income (1)	(7,004,259)	(90,010,068)	(37,037,567)	(102,370,406)	(33,971,684)
Add the impact of the following:
Finance expense	773,665	1,004,023	938,697	989,514	736,835
Depreciation	11,315,487	20,339,869	24,322,657	25,752,181	35,503,723
Tax expense (recovery)	831,000	(411,000)	(131,000)	-	2,416,000
EBITDA	5,915,892	(69,077,176)	(11,907,213)	(75,628,711)	4,684,874
Revaluation of digital currencies	(9,616,399)	5,997,397	2,355,177	72,154,408	(1,082,011)
Revaluation of derivative liability	389,655	(714,966)	192,150	(4,371,195)	(3,812,361)
Change in fair value of escrow share liability	-	-	-	-	(404,489)
Impairment of goodwill and intangibles	-	-	-	-	13,330,029
Impairment of equipment	(1,007,154)	38,843,658	26,236,544	6,336,558	-
Impairment of deposits	-	22,653,287	-	4,678,000	-
Loss (gain) on sale of mining assets	117,996	1,292,039	(15,401)	-	(2,206,531)
Share-based compensation	2,921,580	2,555,494	1,947,912	953,362	1,279,573
Adjusted EBITDA	(1,278,430)	1,549,733	18,809,169	4,122,422	11,789,084

(1) As presented on the statements of income (loss) and comprehensive income (loss).

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions not otherwise disclosed in these consolidated financial statements:

(a) As at March 31, 2023, the Company had $11,778 (2022 - $22,275) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at March 31, 2023, the Company had $nil (2022 - $ nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities.  For the year ended March 31, 2023, the Company paid $307,805 (2022 - $275,441) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the year ended March 31, 2023, key management compensation includes salaries and wages paid to key management personnel and directors of $1,413,423 (2022 - $766,858) and share-based payments of $5,668,415 (2022 - $3,438,158).

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the consolidated financial statements in accordance with IFRS.  Significant accounting policies are described in Note 2 of the Company's financial statements as at and for the year ended March 31, 2023.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.

The Company's significant judgements are detailed in Note 3 to the consolidated financial statements for the year ended March 31, 2023, and include: functional currency, digital currencies accounting, and assessment of transactions as an asset acquisition or business combination.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable and accounts payable approximates their carrying value due to their short-term nature.  The type of risk exposure and the way in which such exposure is managed is provided in Note 24 to the consolidated financial statements for the year ended March 31, 2023.

DIGITAL CURRENCY AND RISK MANAGEMENT

Digital currencies are measured using level two fair values, determined by taking the rate from quoted price from the exchanges which the Company most frequently uses, with no adjustment.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and their fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently consist of Bitcoin, and Ethereum Classic.  The table below shows the impact for every 5% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices as at March 31, 2023.

Impact of 5% variance in price
Bitcoin	$3,288,609
Ethereum Classic	5,864

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

RISKS AND UNCERTAINTIES

The Company faces several risks that are related to both the general cryptocurrency business as well as the Company's business model.  The risk factors described below summarize and supplement the risk factors contained in the Company's continuous disclosure filings including its annual information form for the year ended March 31, 2023, and this MD&A, all of which are available on SEDAR at www.sedar.com and on the SEC's EDGAR system at www.SEC.gov/EDGAR, and should be read in conjunction with the more detailed risk factors outlined therein.  These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations.  Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair operations.  If any such risks occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected.

The Company is exposed to risk related to the volatility/momentum pricing of any digital currency mined by the Company and held in inventory.  Wide fluctuations in price, speculation, negative media coverage (highlighting for example, financial scandals related to crypto exchanges, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company's digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company's profitability from current operations.  The Company currently holds Bitcoin.  Other coins that we mine using our GPU-based systems yield mining rewards in those crypto currencies, however, those coins are regularly exchanged for Bitcoin.  As a result, the Company is more exposed to volatility in the Bitcoin market as well as the market of other smaller proof-of-work minable digital assets.

The Company may also be exposed to volatility in the cryptocurrency industry generally, including in sectors of the crypto industry that do not directly apply to the Company's mining business but that are integral to the cryptocurrency industry as a whole.  Negative developments in any aspect of the crypto industry, including trading platforms, individual coins and exposure of scams, appear to affect the market perception of the industry as a whole.  As a result, the value of our stock and our Bitcoin assets may be subject to greater volatility stemming from industry developments not directly related to our mining business.

Regulatory action, particularly in the United States, may negatively affect the value of Bitcoin, which is the focus of our mining operations.  Enforcement actions by the SEC or other regulators against trading platforms and exchanges may indirectly negatively affect the Company if these actions have the effect of limiting access to Bitcoin.

The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company's costs of mining.

A key factor in the Company's profitability of its mining operations is the cost of electricity in the regions where the Company has mining operations.  Energy costs generally are subject to government regulation, natural occurrences (including weather) and local supply and demand for energy.  The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where we operate.  In addition, the Company is exposed to negative impacts of changes in tax policy, such as, but not limited to, being precluded from claiming back input taxes or other specific taxes imposed on cryptocurrency mining, as well as risks of losing any existing energy rebates or tax rebates across all jurisdictions.

In particular, the Russian invasion Ukraine which began on February 24, 2022, is affecting the supply of oil and natural gas in Europe.  Natural gas is a primary source of energy for homes and industry in Europe.  Prior to the war, in 2020, Russia accounted for around 29% of crude oil and 43% of natural gas imports into the EU.  While it is impossible to predict what affect the war in Ukraine could have on the Company's operations in Sweden, our energy pricing is currently buffered partially by the ability to enter into forward energy agreements for the purchase of electricity.  Our Swedish operation utilizes approximately 37.5 MW of renewable hydroelectric energy, which represents approximately 25% of our global overall utilization of hydroelectric and geothermal energy.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

As a measure of security against hackers, the Company holds its Bitcoin in segregated, secure storage wallets, maintained by Fireblocks, a leading provider of crypto asset secure storage and management, which specializes in securely storing crypto currencies.  HIVE has not pledged or staked our Bitcoin assets as collateral against debt or other obligations of any kind.  HIVE's Bitcoin is not stored on any exchange.  HIVE's Bitcoin is never "staked" (See our definition of "Proof-of-Stake") or loaned to any third party.

Notwithstanding our proactive arrangements to protect our Bitcoin from hackers, there is no guarantee that our security measures, or the security measures of Fireblocks, will be effective.  The Company may not be able to access or liquidate its digital currency inventory at economic values, or, if one or more such storage solutions failed or was compromised, at all.  In addition, due to the relative newness of the cryptocurrency industry and the regulatory environment in which conventional financial service providers operate, the Company may have restricted access to services available to more mainstream businesses (for example, banking services).  The general acceptance and use of digital currencies may never gain widespread or significant acceptance in the broader financial services industry, which may materially adversely affect the value of the Company's digital currency inventory and the Company's long-term prospects.

The Company was negatively impacted by the Ethereum Merge on September 15, 2022 (the "Merge"), when Ethereum shifted from a "proof-of-work" mining protocol to a "proof-of-stake" blockchain.  Since that date, the Company has ceased mining Ethereum and has liquidated its Ethereum holdings.  While it appears unlikely that the Bitcoin blockchain, which is central to our business, could be modified in a fashion similar to the Merge, there is no assurance that subsequent technology or innovations will not negatively affect the Bitcoin blockchain or the profitability of mining Bitcoin.

There is also a risk that the Company could be negative affected by a Bitcoin halving event.  Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin.  At a predetermined block, the mining reward is cut in half.  The Bitcoin blockchain has undergone three halvings since its inception.  Most recently, in May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 BTC per block and, consequently, the number of new Bitcoin issued to miners as a subsidy decreased to 900 per day, excluding transaction fees.  While halvings may thus have a significant negative short- to medium-term impact on miners such as the Company, it is expected that market variables of Bitcoin price will adjust over time to ensure that mining remains profitable.  The period of market normalization after the next BTC Halving to incentivizing profitability levels is unknown.  A Bitcoin halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of Bitcoin rewards issued reaches 21 million, which is expected to occur around 2140.  The next Bitcoin halving is expected to occur in April 2024.  While Bitcoin prices have had a history of price fluctuations around Bitcoin halvings, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward.  If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin halving profitability levels over time, or the period of market normalization after the Bitcoin halving to pre-Bitcoin halving profitability levels is too long, there is a risk that the Bitcoin halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

The Company also faces risk relating to the impact of the timing and exchange rate fluctuations resulting from the remittance and receipt back of value added taxes where applicable, as well as risks related to the imposition and quantum of value added taxes in jurisdictions where the Company operates.  Due to the newness of the industry, there exists the possibility that the tax treatment of digital currencies becomes less favourable, which could have a material adverse effect on the Company.

The Company may be required to sell its digital currency inventory (principally Bitcoin) in order to pay for its ongoing expenses.  In particular, such expenses could include contractual obligations for equipment purchases and the cost of maintaining the Company's facilities.  Such sales of our cryptocurrency assets may not be available at economic values.  The sale of our digital currency assets to pay expenses may reduce the attractiveness of the Company as an investment, which would negatively impact our share price.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price.  The market price of the Company's common shares ranged from C$1.36 to C$7.53 on the TSXV from May 24, 2022 (the date of the Company's 1:5 stock split) to March 31, 2023.  The market price of the Company's common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

Given the relative novelty of digital currency mining and associated businesses as compared with traditional industry sectors, historical data required by insurance carriers and designers of insurance products is insufficient.  As a result, insurance covering crypto assets is generally not available, or uneconomical for the Company to obtain.  Consequently, we may have inadequate insurance coverage as compared to companies in traditional long-standing industries.  While the Company takes measures to mitigate against losses of physical equipment, facility damage and mined digital currency held in inventory, our insurance may be inadequate to cover such losses, especially the loss of digital currency.  In particular, we may be unduly exposed to loss as a result of cybercrime (hacking).

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use, mine or trade digital currencies or exchange digital currencies for fiat currency.  Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices or constricting its mining operations or even relocating its operations to friendlier jurisdictions which may entail additional security risks.  The Company may liquidate a portion of its digital currency inventory, partially, to mitigate the aforementioned risk.

The Company also has risks associated with the continually evolving tax and regulatory environments in the countries where we operate, as described more fully under the heading "Industry subject to evolving regulatory and tax landscape" in the "Outlook" section above.  Any final decisions by tax or regulatory agencies with jurisdiction over the Company may have a material adverse impact on the Company's financial position and operations.

Some jurisdictions have taken steps to limit or disallow entirely the use of fossil fuels to generate energy for cryptocurrency mining.  Some jurisdictions have indicated that in the event their electrical grids are over-taxed by demand for electricity, allocation of power to cryptocurrency mining would be one of the first allocations to be curtailed or eliminated during periods of high demand.  While the Company's facilities are located in jurisdictions that have historically been friendly to crypto mining, there is no assurance that such policies will continue. We note an increased preponderance of anti-crypto and anti-crypto-mining sentiment in many jurisdictions.  In particular, the political environment in some jurisdictions may be subject to change as aging electrical grids are called upon to carry more electricity to meet seasonal demands and evolving demands related to the growth in electric vehicles increase in significance.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.  Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.  For example, during the past three years, several cryptocurrency exchanges have been closed due to fraud, business failure or security breaches.  For instance, in November of 2022, FTX, a crypto exchange, collapsed following a report by CoinDesk highlighting potential leverage and solvency concerns involving FTX-affiliated trading firm Alameda Research.  FTX's collapse shook the volatile crypto market, which lost billions in value at the time, falling below a $1 trillion valuation.  By November 11, 2022, FTX's CEO stepped down and the company filed for bankruptcy.  The entire collapse, in which FTX went from having a value estimated at $32 billion to bankruptcy, took place over a ten-day period.  The collapse of FTX has had a wide impact on cryptocurrency markets, with comparisons made to the Enron scandal and Madoff investment scandal.  The FTX collapse has been described by United States prosecutors as "one of the biggest financial frauds in American history".  More recently, the SEC has sued Coinbase alleging that Coinbase is operating an unregistered securities exchange.  The impact of this case is not yet known.

Also, in early 2019, the QuadrigaCX trading platform ("Quadriga") ceased operations, which the Ontario Securities Commission attributed largely to fraudulent activity of its co-founder and CEO, Gerald Cotten.  Quadriga subsequently filed for creditor protection.  Clients of Quadriga were owed approximately an aggregate of $215 million and only approximately $46 million was recovered to pay such clients.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

In many of these instances, the customers of the closed exchanges are not compensated or made whole for the partial or complete losses of their account balances.  While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

The Company cautions that global uncertainty with respect to the COVID-19 virus and its effect on the broader global economy continues to be a concern.  In particular, as a result of the uncertainty surrounding the impact of COVID-19 on global supply chains, including increased shipping costs and delays in obtaining equipment from China, the Company faces risks that the Company's program to update and expand the Company's ASIC equipment will not be completed and delivered as currently anticipated.  Further, while the precise impact of the COVID-19 virus on the Company remains unknown, future rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Management Discussion and Analysis contains certain "forward-looking information" within the meaning of Canadian and United States securities legislation.  Forward-looking information is based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information in this Management Discussion and Analysis includes information about the Company's use and profitability of the Company's computing power; plans for growth and scaling up strategies; the Company's strategic partnerships; the cost of energy in each of the jurisdictions where we conduct mining operations; potential and existing regulation of the availability of electricity; potential regulatory developments, expected enhancements in the efficiency of the Company's ASIC mining operations; the Company's strategy to acquire, develop and operate data centres and potential growth of the Company's computing capacity;  expected mining capacity; the Company's plans to manage its data centres and trading operations from Bermuda; the value of the Company's digital currency inventory; the business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

The forward-looking information in this Management Discussion and Analysis reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company.  In connection with the forward-looking information contained in this Management Discussion and Analysis, the Company has made assumptions about the expected delivery time for ASIC equipment; historical prices of digital currencies; electricity pricing; the ability of the Company to mine digital currencies in an environment consistent with historical prices; and that there will be no regulation or law that will prevent the Company from operating its business as it currently is operated.  The Company has also assumed that no significant events occur outside of the Company's normal course of business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

This Management Discussion and Analysis also contains a "financial outlook" in the form of gross mining margins, which are intended to provide additional information only and may not be an appropriate or accurate predictions of future performance and should not be used as such.  The gross mining margins disclosed in this Management Discussion and Analysis are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

Risk factors that could cause future results to differ materially from those anticipated in these forward-looking statements and financial outlook are described in the "Risk Factors" section contained in this Management Discussion and Analysis, and the Risk Factors contained the Company's various filings on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/EDGAR).  Readers are cautioned not to place undue reliance on forward-looking information or financial outlook, which speak only as of the date hereof or thereof.  We undertake no obligation to publicly release the results of any revisions to forward-looking information or financial outlook that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations Year ended March 31, 2023 Expressed in US Dollars unless otherwise indicated

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument ("NI") 52-109 (Certification of Disclosure in Issuer's Annual and Interim Filings) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Full Certificate in accordance with Form 52-109F1 with respect to the financial information contained in the audited annual financial statements and respective accompanying Management's Discussion and Analysis.

Evaluation of Disclosure Controls and Procedures

Positive changes were made in the Company' design of internal controls over financial reporting during the year ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. As a result of the Company hiring an additional member to its internal accounting department during this past quarter, making two new members hired in the last year, the Company has been able to perform regular reconciliations and review of complex accounting and financial reporting issues.

Inherent Limitations of the Effectiveness of Internal Control

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute, assurance that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud.  Management's estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results.  Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR.

FURTHER INFORMATION

Additional information relating to the Company, including filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov/EDGAR or the Company's website at www.hiveblockchain.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Company's securities and securities authorized for issuance under equity compensation plans, is also contained in the Company's most recent management information circular for the most recent annual meeting of Shareholders of the Company.  In addition to press releases, securities filings and public conference calls and webcasts, the Company intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws.  Accordingly, investors and others should monitor the website in addition to following the Company's press releases, securities filings, and public conference calls and webcasts.  This list may be updated from time to time.

SUBSEQUENT EVENTS

On May 10, 2023, the Company entered into an equity distribution agreement ("2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp.  Under the 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of common shares in the capital of the Company (the "2023 ATM Equity Program").

Subsequent to the year ended March 31, 2023, the Company issued 14,900 common shares upon the exercise of restricted share units.

Subsequent to the year ended March 31, 2023, the Company issued 480,500 common shares (the "2023 ATM Shares") pursuant to the 2023 ATM Equity Program for gross proceeds of C$2,362,172 ($1,763,134).  The 2023 ATM shares were sold at prevailing market prices, for an average price per 2023 ATM Share of C$4.92.  Pursuant to the 2023 Equity Distribution Agreement, a cash commission of $53,494 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2023 Equity Distribution Agreement.